December 10, 2008
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Grubb & Ellis Apartment REIT, Inc.
Post Effective Amendment No. 11 to Form S-11
Filed December 3, 2008
File No. 333-130945
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grubb & Ellis Apartment REIT, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 10:00 a.m., Washington, D.C. time, on December 11, 2008 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.
     In connection with this request for acceleration of effectiveness, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at 714-667-8252.

Sincerely,
/s/ Andrea R. Biller
Andrea R. Biller
Secretary

cc:	Ms. Karen Garnett
     Mr. Duc Dang
     Stanley J. Olander, Jr.
     Lesley H. Solomon
1551 N. Tustin Avenue, Suite 300, Santa Ana, California 92705
tel (714)667-8252 • fax (714)667-6860